04002316

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15543

RECEIVED FEB 19 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Boenning & Scattergood Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge 200 Barr Harbor Drive Suite 300
(No. and Street)

West Conshohocken (City) PA (State) 19428-2979 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edna M. Cern 610-832-5240 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edna M. Cern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boenning & Scattergood Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Edna M. Cern
Signature

Principal Financial Officer
Title

Mary K Overholt
Notary Public

Notarial Seal
Mary K. Overholt, Notary Public
Abington Twp., Montgomery County
My Commission Expires June 25, 2006
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum Assessment in effect.

BOENNING & SCATTERGOOD INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2003

TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
Boenning & Scattergood Inc.

We have audited the accompanying statement of financial condition of Boenning & Scattergood Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boenning & Scattergood Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 6, 2004

BOENNING & SCATTERGOOD INC.
Statement of Financial Condition
December 31, 2003

ASSETS		
Cash and cash equivalents	$	3,677,588
Deposit with clearing broker (Note 6)		50,000
Receivables:		
Clearing broker (Note 6)		2,807,969
Good faith deposits for municipal underwritings		519,300
Other		155,381
Securities owned, at value (Note 3)		4,857,386
Investment in investment advisor, at cost (Note 9)		805,000
Cash surrender value of life insurance		1,670,715
Furniture,equipment, and leasehold improvements, net (Note 4)		476,775
Goodwill (Note 17)		500,000
Deferred tax asset (Note 12)		657,156
Deposits, prepaids and other		638,612
Total assets	$	16,815,882
LIABILITIES AND STOCKHOLDERS' EQUITY		
Securities sold, not yet purchased (Note 3)	$	827,915
Accounts payable and accrued expenses		7,166,753
Note payable (Note 16)		300,000
Income taxes payable		346,715
Bank term loan (Note 13)		7,278
Total liabilities		8,648,661
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock		250
Additional paid-in capital		1,904,329
Retained earnings		6,262,642
Total stockholders' equity		8,167,221
Total liabilities and stockholders' equity	$	16,815,882

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Income
For the Year Ended December 31, 2003

REVENUE		
Commissions - exchange transactions	$	1,008,851
Commissions - options		401,688
Commissions - over-the-counter and other		10,906,424
Underwriting and investment banking		6,620,701
Net inventory and investment gain		7,385,910
Dividends and interest		334,510
Other		1,447,135
Total revenue		28,105,219
EXPENSES		
Sales compensation and benefits		11,650,676
Other compensation and benefits		7,425,850
Communications and market data		1,701,705
Clearance and execution charges		1,641,221
Occupancy and equipment rental		951,661
Promotional costs		563,465
General office		421,740
Error expense		218,301
Professional fees		215,365
Insurance		182,614
Miscellaneous		124,358
Regulatory fees and expenses		110,601
Interest		57,749
Taxes, other than income		43,539
Total expenses		25,308,845
Income before income taxes		2,796,374
Provision for income taxes (Note 12)		1,073,612
Net income	$	1,722,762

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares (1)	Amount			
Balances at January 1, 2003	4,008	$ 250	$ 1,904,329	$ 4,539,883	$ 6,444,462
Net income for the year	-	-	-	1,722,762	1,722,762
Balances at December 31, 2003	4,008	$ 250	$ 1,904,329	$ 6,262,645	$ 8,167,224

(1) Common stock $0.0625 par value, 3,733 shares issued. The Company has issued 275 shares of no par value stock. The Company has elected to treat such shares with an assumed par value of $0.0625 per share. The total shares issued and outstanding are 4,008 shares. The total authorized shares are 50,000.

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Subordinated Borrowings
December 31, 2003

Subordinated borrowings at January 1, 2003	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2003	$ -

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Cash Flows
December 31, 2003

Cash flows from operating activities:	
Net income	$ 1,722,762
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	196,427
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivables:	
Clearing broker	(974,795)
Good faith deposits for municipal underwritings	151,850
Other	70,860
Securities owned	(1,309,924)
Cash surrender value of life insurance	(598,393)
Deferred tax asset	(243,766)
Deposits, prepaids and other	(7,538)
Increase (decrease) in liabilities:	
Securities sold, not yet purchased	218,088
Accounts payable and accrued expenses	2,751,201
Income taxes payable	289,817
Net cash provided by operating activities	2,266,589
Cash flows from financing activities:	
Principal payments on term loans	(80,029)
Note payable issued in F.J. Morrisey & Company Acquisition	300,000
Net cash provided by financing activities	219,971
Cash flows from investing activities:	
Purchase of furniture and equipment	(115,199)
Additional investment in investment advisor	(150,000)
Acquistion of F.J. Morrissey & Company	(500,000)
Net cash expended in investing activities	(765,199)
Net increase in cash	1,721,361
Cash and cash equivalents at beginning of year	1,956,227
Cash and cash equivalents at end of year	$ 3,677,588
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ 57,749
Income taxes	$ 980,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Boenning & Scattergood Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is also registered as an investment advisor with the Commonwealth of Pennsylvania and is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities, corporate obligations, United States government obligations, and state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of short-term nature of the financial instruments, approximate current fair value.

Investment banking fees - Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred. Fees for investment banking services also include fees earned from providing merger and acquisition and financial restructuring advisory services. These fees are recorded when earned.

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation and Amortization – Furniture and equipment are stated at cost and depreciated over estimated useful lives, ranging from five to seven years using accelerated methods. Leasehold improvements are stated at cost and amortized over the term of the respective lease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and Cash Equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes - The Company provides for amounts of current and deferred taxes payable or refundable as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

3. SECURITIES OWNED AND SECURITES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and municipal obligations	$ 3,365,794	$ -
Obligations of U.S. Government	23,721	521,405
Corporate stocks	692,511	306,510
Corporate obligations	775,360	-
	$ 4,857,386	$ 827,915

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are summarized as follows:

Furniture, equipment and leasehold improvements	$ 1,454,098
Less accumulated depreciation and amortization	977,323
	$ 476,775

Depreciation and amortization expense totalled $196,427 for the year ended December 31, 2003.

5. OPERATING LEASES

The Company leases office space and equipment for its main offices and sales offices under various operating lease agreements expiring in years 2004 through 2012. The Company also has licenses for market data information that expire in years 2004 through 2006.

Equipment lease expense, including market data licenses, and the annual aggregate office rental for the year ended December 31, 2003 was $368,259 and $603,140, respectively.

The following is a schedule by years of future minimum lease payments under operating leases:

Year		Offices		Equipment and Market Data
2004	$	757,724	$	300,731
2005		744,399		77,668
2006		745,434		13,357
2007		746,466		-
2008		685,430		-
Thereafter		316,870		-

6. DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

The Company maintains a clearing agreement with First Clearing Corporation ("FCC"). Under the agreement the Company maintains a clearing deposit of $50,000. The Company carries its equity, corporate debt, U.S. government and municipal inventory with FCC. FCC will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to FCC at brokers' call rate, which was 2.75% at December 31, 2003. The Company also receives interest at brokers' call rate for any funds on deposit for the inventory balances.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (K)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through First Clearing.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, futures commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management, trading and financing activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2003, the Company held no derivative financial instruments used for hedging purposes.

9. INVESTMENT IN INVESTMENT ADVISOR

During 2001 the Company invested $505,000 in Tower Bridge Advisors, Inc. ("TBA"), a start-up investment advisor. In 2002 and 2003 the Company invested an additional $150,000 each year in TBA. The Company owns a minority interest and it cannot exert any financial control over TBA. The Company carries the investment at the lower of cost or market. The Company tests impairment of the investment at least annually. Based upon the shareholder buy/sell formula and that TBA continues to grow at a rate commensurate with its business plan, the Company believes there is no impairment to this valuation at December 31, 2003.

10. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business the Company enters into underwriting commitments. There were no transactions open at December 31, 2003 relating to such underwriting commitments.

In 2001, the Company was named a defendant in a lawsuit incidental to its securities business. The lawsuit relates to a prior equity underwriting undertaken by the Company. During 2002, motions to dismiss the complaint were filed and granted as it pertains to the Company. While the Company has been dismissed from the lawsuit, the Company could be brought back into the lawsuit if the case continues, the dismissal of the Company is appealed and the higher court decides that the Company should not have been dismissed. Management believes that any outcome will not have a material adverse effect on the financial position of the Company.

The Company was named a defendant in a securities arbitration filed by a customer of the Company. Legal counsel believes that the Company has meritorious defenses and that the ultimate outcome will not have a material adverse effect on the financial position of the Company.

11. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 the Company had net capital and capital requirements of $4,297,569 and $546,500 (minimum), respectively. The Company's net capital ratio was 1.82 to 1.

12. INCOME TAXES

The Company recognizes deferred income tax assets relating to the future tax benefits of the Company's nonqualified deferred compensation plan. The Company does not recognize any valuation allowance on these deferred tax items.

	Deferred Tax Asset
Federal	$ 495,431
State	161,725
	$ 657,156

The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 1,003,214	$ (183,776)	$ 819,438
State	314,165	(59,991)	254,174
	$ 1,317,379	$ (243,767)	$ 1,073,612

13. TERM LOAN

The Company has a term loan with a commercial bank used to finance the purchase of furniture and equipment for its main office. The loan is secured by the furniture and equipment. The loan requires monthly payments of $6,990 including interest at an annual rate of 7.25%. The amount due at December 31, 2003 was $7,278. This loan was paid in full in January, 2004.

In the computation of net capital, the fixed assets that secure the term loan are an allowable asset to the extent of the outstanding loan balance per SEC Rule 15c3-1(c)(1)(VIII).

14. REVOLVING LINE OF CREDIT

The Company has obtained a $750,000 revolving line of credit with a commercial bank. The borrowings from the revolving line of credit may only be used to fund good faith deposits on municipal bond issue bids. The line of credit bears interest at an annual rate of the bank's prime rate plus .50%. At December 31, 2003 the rate was 4.50%. There were no borrowings on the revolving line of credit during the year ended December 31, 2003. The Company is required to maintain a deposit relationship with the bank.

15. 401(K) SAVINGS AND PROFIT SHARING PLAN

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company contributed $500,000 to the profit sharing component of the plan for the year ended December 31, 2003.

16. F.J. MORRISSEY & COMPANY ACQUISITION

On January 21, 2003, the Company acquired F.J. Morrissey & Company ("FJM"). FJM was a specialty trading firm that maintained trading markets in more than 200 bank, thrift and other financial services companies' stocks. FJM was integrated into the Company as a departmental profit center. Certain principals of FJM have joined the Company to operate the department.

The Company acquired certain of FJM's operating assets, including all databases, relationships, records and documents, customer lists and files, and the exclusive right to use the name "Morrissey", and FJM's NASDAQ symbol for one year from the date of acquisition. The Company also acquired certain equipment which it determined had no value. The purchase price of $500,000 has been assigned to goodwill in the financial statements.

The terms of the purchase are as follows: $200,000 was paid at closing and the balance of $300,000 will be paid in four quarterly installments of $75,000 commencing April 2004 and ending January 2005. The unpaid balance will accrue interest at the annual rate of 3%. Interest expense totaled $8,452 for the year ended December 31, 2003.

17. GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

		FJM Department
Balance as of December 31, 2002	$	-
Goodwill acquired during the year		500,000
Impairment losses		-
Balance as of December 31, 2003	$	500,000

The FJM Department is tested at least annually for impairment. Based on the performance of the FJM Department as of December 31, 2003 and expected profits and cash flows for the next three years, there is no impairment to be recognized for the year ended December 31, 2003. The fair value of the FJM Department was estimated using the expected present value of future cash flows.

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	8,167,221
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		8,167,221
Deductions and/or charges:		
Non-allowable assets:		
Due from clearing broker		4,418
Other receivables		126,435
Investment in investment advisor		805,000
Furniture,equipment, and leasehold improvements, net		476,775
Goodwill		500,000
Deferred tax asset		657,156
Deposits, prepaids and other		638,612
Other non-allowable assets		1,500
Total non-allowable assets		3,209,896
Net Capital before haircuts on securities positions		4,957,325
Trading and investment securities:		
Exempted securities		158,638
Debt securities		300,650
Other securities		128,654
Undue concentration		496
Other (money market)		71,318
Net Capital	$	4,297,569

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	7,166,753
Note payable		300,000
Income taxes payable		346,715
Bank term loan		7,278
Total aggregate indebtedness	$	7,820,746
Percentage of aggregate indebtedness to Net Capital		182%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $7,820,746)	$	521,383
Minimum dollar Net Capital requirement of reporting broker or dealer	$	546,500
Net Capital requirement	$	546,500
Excess Net Capital	$	3,751,069
Excess Net Capital at 1000%	$	3,515,494

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

BOENNING & SCATTERGOOD INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Boenning & Scattergood Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boenning & Scattergood Inc. ("the Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 6, 2004